                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2004

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                 (Translation of registrant's name into English)

              NO. 1 INTELLIGENT OFFICE BUILDING, NO. 690 BIBO ROAD
              ZHANGJIANG MICRO-ELECTRONICS HARBOR, PUDONG NEW AREA
                             SHANGHAI, CHINA 201203
                    (Address of principal executive offices)

                                ----------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F [X]           Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes [ ]                  No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _____________ .)

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED

                                    Form 6-K

                                Table of Content

                                                                            PAGE
                                                                           -------

Signature                                                                  Page 3

Press release regarding second quarter 2004 financial results,
dated August 9, 2004.                                                      Page 4

Press release regarding acquisition of stake in Haofang,
dated July 29, 2004.                                                       Page 10

Press release regarding acquisition of Bianfeng, dated August 2, 2004      Page 11


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SHANDA  INTERACTIVE  ENTERTAINMENT  LIMITED



                                        By: /s/ Shujun Li
                                            ------------------------------
                                            Name: Shujun Li
                                            Title: Chief Financial Officer


Date: August 9, 2004

              SHANDA REPORTS SECOND QUARTER 2004 FINANCIAL RESULTS
      NET REVENUES INCREASED 26.1% QUARTER-OVER-QUARTER TO US$34.7 MILLION

     (Shanghai, China, August 9, 2004) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, the largest operator of online games in China, today announced its financial results for the quarter ended June 30, 2004.


SUMMARY OF THE SECOND QUARTER 2004:

- Revenues for the second quarter of 2004 increased 108.8% year-over-year and 25.8% quarter-over-quarter to RMB 302.2 million (US$36.5 million) and net revenues increased 109.3% year-over-year and 26.1% quarter-over-quarter to RMB 287.0 million (US$34.7 million);

- Total peak concurrent users for all the games in commercial service in the second quarter of 2004 increased 14.3% quarter-over-quarter to 1.6 million and total average concurrent users increased 23.6% quarter-over-quarter to
     1.2 million;

- MMORPG revenues for the second quarter of 2004 increased 13.0% quarter-over-quarter to RMB 238.4 million (US$28.8 million) and casual game revenues increased 85.0% quarter-over-quarter to RMB 48.0 million (US$5.8 million);

- Gross profits for the second quarter of 2004 increased 117.0% year-over-year and 31.5% quarter-over-quarter to RMB 180.1 million (US$21.8 million);

- Income from operations for the second quarter of 2004 increased 80.4% year-over-year and 59.6% quarter-over-quarter to RMB 111.7 million (US$13.5 million);

- Net income for the second quarter of 2004 was RMB 141.0 million (US$17.0 million). Diluted earnings per ADS were RMB 2.04 (US$0.24) for the second quarter of 2004.

     "We are pleased with our second quarter results," said Tianqiao Chen, Chairman and CEO of Shanda. "In addition to delivering strong growth, we have broadened our games offering. While our MMORPG platform continues to experience strong growth, the contribution from our casual game platform has also increased notably, leading to a more diversified revenue base and a broader user base demographics."


FINANCIAL RESULTS

     Revenues. In the second quarter of 2004, Shanda had revenues of RMB 302.2 million (US$36.5 million), and net revenues after business tax and related surcharges of RMB 287.0 million (US$34.7 million), representing a 109.3% increase compared to net revenues of RMB 137.1 million in the same period of 2003 and a 26.1% increase compared to net revenues of RMB 227.6 million in the first quarter of 2004.

     Shanda's online game revenues increased 20.9% to RMB 286.4 million (US$34.6 million) in the second quarter of 2004 from RMB 236.9 million in the first quarter of 2004. Revenues from massively multiplayer online role-playing games, or MMORPGs, increased 13.0% to RMB 238.4 million (US$28.8 million) in the second quarter of 2004 from RMB 210.9 million in the first quarter of 2004, while revenues from casual games increased 85.0% to RMB 48.0 million (US$5.8 million) in the second quarter of 2004 from RMB 25.9 million in the first quarter of 2004.

     Shanda's other revenues, which include revenues from game content related merchandise, wireless data services and online advertising, increased to RMB
15.9 million (US$1.9 million) in the second quarter of 2004 from RMB 3.4 million in the first quarter of 2004.

     The increase in Shanda's online game revenue was primarily due to an increase in Shanda's average concurrent users, which refers to the average number of users playing Shanda's games during a given period. The average concurrent users of Shanda's MMORPGs increased 16.8% to approximately 798,000 in the second quarter of 2004 from approximately 683,000 in the first quarter of 2004. Shanda's casual game average concurrent users increased 42.2% to approximately 354,000 in the second quarter of 2004 from approximately 249,000 in the first quarter of 2004. The average revenue per user-hour for Shanda's MMORPGs was relatively stable in the second quarter of 2004 at RMB 0.14, compared to the first quarter.

     Gross Profit. In the second quarter of 2004, Shanda had gross profit of RMB
180.1 million (US$21.8 million), representing a 117.0% increase compared to gross profit of RMB 83.0 million in the same period of 2003 and a 31.5% increase compared to gross profit of RMB 137.0 million in the first quarter of 2004. Shanda's gross profit margin, which is equal to gross profits divided by net revenues, increased to 62.8% in the second quarter of 2004 from 60.2% in the first quarter of 2004, due to, among other things, a decrease in ongoing licensing fees as a percentage of net revenues.

     Income from Operations. In the second quarter of 2004, Shanda had income from operations of RMB 111.7 million (US$13.5 million), representing a 80.4% increase compared to income from operations of RMB 62.0 million in the same period of 2003 and a 59.6% increase compared to RMB 70.0 million in the first quarter of 2004. Shanda's operating income margin, which is equal to income from operations divided by net revenues, increased to 38.9% in the second quarter of 2004 from 30.8% in the previous quarter. The increase in operating margin in the second quarter of 2004 was primarily due to a decrease in share-based compensation expense as well as sales and marketing expenses.

     Net Income. In the second quarter of 2004, Shanda had net income of RMB
141.0 million (US$17.0 million), representing a 75.3% increase compared to net income of RMB 80.4 million in the same period of 2003 and a 95.9% increase compared to net income of RMB 71.9 million in the first quarter of 2004. The quarter-over-quarter increase in Shanda's net income was primarily attributable to the increase in Shanda's income from operations in the second quarter of 2004 and the fact that Shanda received RMB 33.9 million (US$4.1 million) in respect of government financial incentives in the second quarter of 2004 while Shanda did not receive payments in respect of government financial incentives in the first quarter of 2004. Shanda records these government financial incentives as other income when received. Shanda's receipt of these government financial incentives is subject to time lags and inconsistent government administrative practices relating to payment times. Shanda expects to receive a portion of these government financial incentives during the remainder of 2004 and other government financial incentives are expected to phase out over the next four years.

     Earnings Per ADS. In the second quarter of 2004, Shanda had diluted earnings per ADS of RMB 2.04 (US$0.24), representing a 67.2% increase compared to diluted earnings per ADS of RMB 1.22 in the same period of 2003 and a 78.9% increase compared to diluted earnings per ADS of RMB 1.14 in the first quarter of 2004.

     The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2004, which was RMB 8.2766 to US$1.00. The percentage stated in this press release are calculated based on RMB.


BUSINESS HIGHLIGHTS

     In the second quarter of 2004, Shanda commercially launched two new in-house developed MMORPGs, The Sign and The Age, and one new casual game, GetAmped. In the second half of 2004, Shanda intends to launch at least two more new games.

     In May 2004, Shanda launched www.poptang.com, our centralized user billing and verification platform. Currently, users can register directly at www.poptang.com or upgrade their existing game account to access or subscribe to a variety of services, such as communities, e-commerce for in-game virtual items, wireless content, forum and literature.

     In July 2004, Shanda entered into an agreement to purchase a minority interest in Shanghai Haofang Online Information Technology Co., Ltd., or Haofang, the operator of the largest network PC game platform in China. Pursuant to the terms of the agreement, Shanda will acquire a majority interest in Haofang in 2006. Haofang's network PC game platform allows users to find and connect with other players of PC games via the Internet. In July 2004, according to information provided by Haofang's management, Haofang's platform had over 320,000 peak concurrent users.

     Also in July 2004, Shanda completed the acquisition of Hangzhou Bianfeng Software Co. Ltd., or Bianfeng, a leading developer and operator of chess and board online games in China. An upfront consideration was paid in cash at closing with the remaining consideration to be paid in cash in mid-2005 on an earn-out basis. Bianfeng provides a variety of casual games, including card games, board games, mahjong, and simple arcade games. Currently, Bianfeng offers over 50 different games, which attracted over 200,000 peak concurrent users in July 2004, according to data provided by Bianfeng's management.

     Both the Haofang investment and the Bianfeng acquisition add new lines of interactive game offerings to Shanda's platform and broaden Shanda's user base demographics by capturing more home users as well as more mature age groups. In addition, Shanda's existing operational platform and extensive distribution network can help Haofang and Bianfeng improve and expand their operations and better monetize their existing user base. Shanda does not expect the Haofang investment or Bianfeng acquisition to have a material impact on its earnings per ADS in 2004.


OTHER COMPANY NEWS

     On June 2, 2004, Shanda held the closing for the over-allotment option in connection with its initial public offering. At this closing an additional 1,505,634 American depositary shares, or ADSs, were purchased from Shanda and the selling shareholders, which increased the total outstanding Shanda ADSs to 15,360,121 and the total outstanding Shanda ordinary shares to 141,818,280.


CONFERENCE CALL

     Shanda's management team will host a conference call at 9:00 p.m. Eastern Standard Time, corresponding with August 10, 2004 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of the Shanda's financial performance and business operations. To participate in the live call, U.S. callers should dial 800-900-0012 and international callers should dial 973-935-2056. A live webcast of the presentation can also be accessed through Shanda's website at http://www.snda.com.

     A replay of the conference call will be available through August 16, 2004 at midnight Eastern Standard Time. The dial-in number is 877-519-4471 within the U.S, and 973-341-3080 internationally. The pass code for the replay is 5005113.


ABOUT SHANDA

     Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform is rapidly growing in popularity, attracting a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. For more information about Shanda, please visit http://www.snda.com.


SAFE HARBOR STATEMENT

     This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding future game launches and the continued receipt of government financial incentives. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Shanda's actual results could be materially different from and worse than its expectations. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to potential discontinuation of preferential tax treatments or government financial incentives and other risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.

CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740 X 8812
E-mail: donglei.zhou@shanda.com.cn

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)


                                                      AS OF DECEMBER 31,              AS OF JUNE 30,
                                                            2003                          2004
                                                      ------------------     ---------------------------------
                                                            RMB                  RMB                  US$
                                                                              (unaudited)         (unaudited)

ASSETS
Current assets:
  Cash and cash equivalents                                598,922             1,444,967            174,585
  Marketable securities                                     10,126               111,414             13,461
  Accounts receivable                                        6,200                21,817              2,636
  Loan and interest receivable                              57,622                53,063              6,411
  Due from related parties                                   2,865                 1,515                183
  Deferred licensing fees and related costs                 53,142                47,868              5,783
  Prepayments and other current assets                      12,141                41,639              5,031
  Deferred tax assets                                       22,088                25,681              3,103
                                                           -------             ---------          ---------
Total current assets                                       763,106             1,747,964            211,193
                                                           -------             ---------          ---------
Investments in equity securities                             3,455                 5,661                684
Property, equipment and software                           106,872               136,198             16,456
Intangible assets                                           53,196                70,639              8,535
Long-term deposits                                           2,349                 2,129                257
                                                           -------             ---------          ---------
Total assets                                               928,978             1,962,591            237,125
                                                           =======             =========          =========
LIABILITIES
Current liabilities:
  Accounts payable                                          20,934                38,413              4,641
  Licensing fees payable                                    47,051                67,069              8,103
  Taxes payable                                             12,637                30,639              3,702
  Deferred revenue                                         197,480               218,713             26,425
  Due to related parties                                         -                   326                 39
  Other payables and accruals                               25,559                55,616              6,720
                                                           -------             ---------          ---------
Total current liabilities                                  303,661               410,776             49,630
                                                           -------             ---------          ---------
Minority interests                                           2,716                 4,400                532
Commitments and contingencies                                    -                     -                  -

SHAREHOLDERS' EQUITY
  Ordinary shares                                            7,427                11,738              1,418
  Convertible preferred shares                               2,488                     -                  -
  Additional paid-in capital                               425,561             1,305,253            157,704
  Statutory reserves                                        27,313                35,636              4,306
  Deferred share-based compensation                        (51,572)              (28,872)            (3,488)
  Accumulated other comprehensive gain (loss)                  116                  (101)               (12)
  Retained earnings                                        211,268               223,761             27,035
                                                           -------             ---------          ---------
Total shareholders' equity                                 622,601             1,547,415            186,963
                                                           -------             ---------          ---------
Total liabilities and shareholders' equity                 928,978             1,962,591            237,125
                                                           =======             =========          =========

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)


                                                              FOR THE THREE MONTHS PERIOD ENDED,
                                                   -------------------------------------------------------
                                                    JUNE 30,       MARCH 31,            JUNE 30,
                                                      2003           2004                 2004
                                                   -----------    -----------   --------------------------
                                                      RMB            RMB            RMB            US$
                                                   (unaudited)    (unaudited)   (unaudited)    (unaudited)
Revenues
  Online game revenues                                141,424        236,871        286,364         34,599
  Others                                                3,304          3,358         15,871          1,918
                                                   ----------     ----------    -----------    -----------
Total revenues                                        144,728        240,229        302,235         36,517
                                                   ----------     ----------    -----------    -----------
Less: Business tax and related surcharges              (7,598)       (12,590)       (15,265)        (1,844)
                                                   ----------     ----------    -----------    -----------
Net revenues                                          137,130        227,639        286,970         34,673
                                                   ----------     ----------    -----------    -----------
Cost of services
  Ongoing licensing fees for online games             (34,278)       (48,374)       (55,117)        (6,659)
  Amortization of upfront licensing fees               (1,933)        (5,813)        (6,346)          (767)
  Server leasing and maintenance fees                  (8,181)       (16,319)       (20,781)        (2,511)
  Salary and benefits                                  (2,557)        (4,027)        (5,662)          (684)
  Depreciation of property, equipment
   and software                                        (2,152)        (6,445)        (6,660)          (805)
  Others                                               (5,017)        (9,705)       (12,307)        (1,487)
                                                   ----------     ----------    -----------    -----------
Total cost of services                                (54,118)       (90,683)      (106,873)       (12,913)
                                                   ----------     ----------    -----------    -----------
Gross profit                                           83,012        136,956        180,097         21,760

Operating expenses
  Product development                                  (3,369)       (12,447)       (16,510)        (1,995)
  Sales and marketing                                  (6,121)       (18,135)       (17,044)        (2,059)
  General and administrative                          (11,566)       (22,901)       (31,285)        (3,780)
  Share-based compensation                                  -        (13,463)        (3,516)          (425)
                                                   ----------     ----------    -----------    -----------
Total operating expenses                              (21,056)       (66,946)       (68,355)        (8,259)
                                                   ----------     ----------    -----------    -----------
Income from operations                                 61,956         70,010        111,742         13,501

Interest income                                         1,853          2,727          1,854            224
Investment income                                         274            137            812             98
Other income (expenses), net                           19,544           (541)        34,438          4,161
                                                   ----------     ----------    -----------    -----------
Income before income tax expenses and
 minority interests                                    83,627         72,333        148,846         17,984
Income tax expenses                                    (3,575)        (1,366)        (7,732)          (934)
Minority interests                                        360            975           (157)           (19)
                                                   ----------     ----------    -----------    -----------
Net income                                             80,412         71,942        140,957         17,031
                                                   ==========     ==========    ===========    ===========
Accretion for preferred shares                         (7,502)             -              -              -
Income attributable to Series A and A-1
 preferred shareholders                               (15,056)       (18,053)             -              -
                                                   ----------     ----------    -----------    -----------
Net income attributable to ordinary
 shareholders                                          57,854         53,889        140,957         17,031
                                                   ==========     ==========    ===========    ===========
Earnings per share:
  Basic                                                  0.61           0.60           1.07           0.13
  Diluted                                                0.61           0.57           1.02           0.12
Earnings per ADS:
  Basic                                                  1.22           1.20           2.14           0.26
  Diluted                                                1.22           1.14           2.04           0.24
Weighted average ordinary shares outstanding:
  Basic                                            95,052,770     89,728,818    131,152,566    131,152,566
  Diluted                                          95,052,770     94,605,398    137,848,887    137,848,887
Weighted average ADS outstanding:
  Basic                                            47,526,385     44,864,409     65,576,283     65,576,283
  Diluted                                          47,526,385     47,302,699     68,924,444     68,924,444

                      SHANDA TO ACQUIRE A STAKE IN HAOFANG

     Shanghai, China - July 29, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, announced today that it has signed an agreement to purchase for cash a minority stake in Shanghai Haofang Online Information Technology Co., Ltd., or Haofang, a privately-owned company that develops and operates the largest network PC game platform in China. Pursuant to the terms of the agreement, Shanda will acquire a majority interest in Haofang in 2006 with a combination of cash and ordinary shares of Shanda.

     Haofang operates a network PC game platform, which, according to data provided by Haofang's management, had over 320,000 peak concurrent users and 200,000 average concurrent users in July 2004. Haofang's network game platform, which operates on over 200 servers located throughout China, allows users to easily find and connect with thousands of other players of the same PC game via the Internet. This is in contrast to the typical playing of PC games, which can only connect users in a local area network (LAN) environment, and allows only a limited number of players to play at one time. Haofang's platform is compatible with most of the popular multi-player network games in China. This platform is especially appealing to home users because it is otherwise rather inconvenient for them to find other gamers to play together at the same time.

     In addition to the network game platform, Haofang established and operates the first online-arena portal in China, www.cga.com.cn, which organizes large competition events among PC game users and provides news and information about various kinds of multi-player games and events. Currently, according to information provided by Haofang's management, this portal has over 30 million daily page views and is ranked by Alexa among the top 50 websites in China in terms of traffic.

     "The strategic investment in Haofang helps us to add a third games segment to our current line of MMORPGs and casual games," said Tianqiao Chen, CEO of Shanda, "Through close cooperation, we can leverage our extensive nationwide distribution network and Haofang's network game platform to expand our user base and increase user loyalty by providing more game options. In addition, this investment further strengthens our strategy of penetrating the fast growing home-based game user market."


ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

     Shanda Interactive Entertainment Limited is the largest operator of online games in China, offering a portfolio of games that users play over the Internet. Shanda's goal is to maintain and enhance its position in the online gaming industry in China and to become an influential digital entertainment company. For more information about Shanda, please visit http://www.snda.com.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740 x 8812
E-mail: donglei.zhou@shanda.com.cn

Todd St.Onge
Brainerd Communicators, Inc.
212-986-6667
E-mail: stonge@braincomm.com

                 SHANDA ACQUIRES CASUAL GAME OPERATOR BIANFENG

ENHANCES INTERACTIVE GAME PORTFOLIO AND FURTHER EXPANDS USER DEMOGRAPHICS

     Shanghai, China - August 2, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), the largest operator of online games in China, announced today that it has acquired Hangzhou Bianfeng Software Technology Co., Ltd., or Bianfeng, a leading developer and operator of chess and board games in China. An upfront consideration was paid in cash at closing with the remaining consideration to be paid in cash in mid-2005 on an earn-out basis.

     Bianfeng's www.gameabc.com portal provides users with a variety of casual games, including card games, board games, mahjong, and simple arcade games. Currently, Bianfeng offers over 50 different games, which attracted over 200,000 peak concurrent users in July 2004, according to data provided by Bianfeng's management.

     "Chess and board games are deep rooted in Chinese culture and have a large and loyal user following, especially among the more mature age groups. The acquisition of Bianfeng adds another important segment to our casual games platform and further broadens our user base demographics," said Tianqiao Chen, CEO of Shanda, "We look forward to successfully integrating Bianfeng into Shanda's operations, and we welcome Bianfeng's employees to the Shanda family."


ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

     Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is the largest operator of online games in China. Shanda offers a portfolio of massively multi-player and casual online games that users play over the Internet, including several of the most popular online games in China. Shanda's game platform attracts a large and loyal user base, each member of which can interact with thousands of others, which creates a strong community among users. In the first quarter of 2004, Shanda's commercially launched online games were played by approximately 1.4 million peak concurrent users and over 932,000 average concurrent users. For more information about Shanda, please visit http://www.snda.com.


CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740 x 8812
E-mail: donglei.zhou@shanda.com.cn

Todd St.Onge
Brainerd Communicators, Inc.
212-986-6667
E-mail: stonge@braincomm.com